Exhibit (e)(24)

AMENDMENT NO. 4 TO THE

COMMERCIAL METALS COMPANIES

BENEFIT RESTORATION PLAN

Pursuant to the authority of the Board of Directors of Commercial Metals Company, and the provisions of Article XII thereof, the Commercial Metals Companies Benefit Restoration Plan (the “Plan”) is hereby amended in the following respects only, effective as of March 12, 2001:

(1)	Article I, Section 1.20, is hereby amended to read as follows::

“1.20 ‘Valuation Date’ shall mean each business day on which the financial markets are open for trading activity.”

(2)	Article II is hereby amended to read as follows:

“Participation in the Plan shall be made available to a select group of individuals, as determined by the Committee, who are providing services to the Company or an Affiliate in key positions of management and responsibility and who are eligible to make contributions to the Profit Sharing Plan, the amount of which is reduced by reason of the application of the limitations set forth in Sections 401(a)(17) or 402(g)(l) of the Code. Such individuals may elect to participate hereunder by executing a participation agreement in such form and at such time as the Committee shall require, provided that each participation agreement shall be executed no later than the last day of August immediately preceding the Plan Year for which an individual elects to make contributions to the Plan in accordance with the provisions of Section 3.1 hereof. Notwithstanding the foregoing, in the first year in which an individual becomes eligible to participate in the Plan, he may elect to participate in the Plan by executing a participation agreement, in such form as the Committee shall require, within thirty (30) days of the date on which he is notified by the Committee of his eligibility to participate in the Plan. In such event, his election to participate in the Plan shall become effective as of the first full payroll period immediately following the Committee’s receipt of his participation agreement. The determination as to the eligibility of any individual to participate in the Plan shall be in the sole and absolute discretion of the Committee, whose decision in that regard shall be conclusive and binding for all purposes hereunder.”

(3)	Article IV, Section 4.1, is hereby amended to read as follows:

“4.1 In the event of an unforeseeable emergency, a Participant may make a written request to the Committee for a withdrawal from his Account. For purposes of this Section, the term “unforeseeable emergency” shall mean a severe financial hardship to the Participant resulting from a sudden and unexpected illness or accident of the Participant or of a dependent (as defined in Section 152(a) of the Code) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant. Any determination of the existence of an unforeseeable emergency and the amount to be withdrawn on account thereof shall be made by the Committee. However, notwithstanding the foregoing, a withdrawal will not be permitted to the extent that the financial hardship is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise; (ii) by liquidation of the Participant’s assets, to the extent that liquidation of such assets would not itself cause severe financial hardship; or (iii) by cessation of deferrals under this Plan. In no event shall the need to send a Participant’s child to college or the desire to purchase a home be deemed to constitute an unforeseeable emergency. No member of the Committee shall vote or decide upon any matter relating to the determination of the existence of his own financial hardship or the amount to be withdrawn by him on account thereof. A request for a hardship withdrawal must be made in writing on a form provided by the Committee, and must be expressed as a specific dollar amount. The amount of a hardship withdrawal may not exceed the amount required to meet the severe financial hardship. All hardship withdrawals shall be paid in a lump sum in cash.

Upon a Participant’s receipt of a hardship withdrawal, then notwithstanding any other provision herein to the contrary, such Participant shall be prohibited from making any further deferrals pursuant to Section 3.1 hereof for a period of twelve (12) months, beginning on the date on which the withdrawal is made. The Participant may elect to resume deferrals pursuant to Section 3.1 hereof as of the first full payroll period immediately following the last day of such twelve (12) month period by executing a new participation agreement within the time period prior to such date established by the Committee.”

(4)	Article V, Section 5.3, is hereby amended to read as follows:

“Each Participant, upon becoming a Participant in the Plan, may, in the manner prescribed by the Committee, designate the manner in which his Account shall be deemed to be invested among the various options designated by the Committee for this purpose. Such designation may be changed effective as of any Valuation Date, with respect to future contributions and transfers among investment options, by filing an election with the Committee, in the manner prescribed by the Committee, within the period of time prior to such Valuation Date established by the Committee. The Participant must designate, in such minimum percentages or amounts as may be prescribed by the Committee, that portion of his Account which the Participant wishes to allocate to each investment option offered hereunder. The investment designation will continue until changed by the timely submission of a new investment designation, which change will be effective as of the next succeeding Valuation Date. In the absence of any such investment designation, a Participant’s Account shall be deemed to be invested in such property as the Committee, in its sole and absolute discretion, shall determine. In no event may a Participant designate the investment of his Account in stock or other securities of the Company or any Affiliate. The Committee may, but shall not be obligated to, invest amounts credited to a Participant’s Account in accordance with the investment designations of such Participant; nevertheless, the Account of such Participant shall be credited with the amount of income, gains and losses attributable thereto, as if the amounts credited to such Account had been so invested. The Committee shall be authorized at any time and from time to time to modify, alter, delete or add to the investment options hereunder. In the event a modification occurs, the Committee shall notify those Participants whom the Committee, in its sole and absolute discretion, determines are affected by the change, and shall give such persons such additional time as is determined necessary by the Committee to designate the manner and percentage in which amounts thereby affected shall be deemed to be invested. The Committee shall not be obligated to substitute options with similar investment criteria for existing options, nor shall it be obligated to continue the types of investment options presently available to the Participants.”

(5)	Article VII, Section 7.1, is hereby amended to read as follows:

“7.1 Payment of a Participant’s benefit which is payable on account of Disability, the attainment of Normal Retirement Age or termination of service after the completion of twenty-five (25) Years of Service shall be made in a lump sum in cash and/or in cash payments in annual installments over a period certain not exceeding twenty (20) years, such method of payment to be irrevocably elected by the Participant on the applicable participation agreement; provided, however, that payment will be made in a lump sum in any event if, at the time distribution of the Account is to commence, the value of the benefit in which such Participant has a vested interest is less than $50,000. Furthermore, notwithstanding the commencement of installment payments under this Section 7.1, the entire value of all remaining amounts credited to a Participant’s Account shall be distributed to him in a lump sum in cash, at such time as the value of such remaining amounts is less than $50,000. Payment shall commence at the time specified by the Participant on the applicable participation agreement, which shall in no event be later than sixty (60) days following the last day of the Plan Year in which the Participant’s termination of employment occurs. If installment payments are made, such payments shall be charged pro rata to the individual investment options in which amounts credited to the Participant’s Account are deemed to be invested, pursuant to his designation under Section 5.3 hereof. Furthermore, the Committee shall continue to credit the unpaid balance of the Participant’s Account with the deemed income and losses attributable thereto, in accordance with such Participant’s elections pursuant to the provisions of Section 5.3 hereof, as well as with any other credits to or charges against the unpaid balance of such Account, during the period for which installment payments are made.”

(6)	Article VII, Section 7.2, is hereby amended to read as follows:

“7.2. Payment of a Participant’s benefit on account of death or termination of service prior to the completion of twenty-five (25) Years of Service for reasons other than Disability or the attainment of Normal Retirement Age, shall be made in a lump sum in cash. Payment of a Participant’s death benefits shall be made to his Beneficiary as soon as practicable after the last day of the Plan Year coincident with or next following the Committee’s receipt of proper notice of such Participant’s death. Payment of any benefits, other than death benefits, under this Section 7.2 shall be made at the time specified by the Participant on the applicable participation agreement, which shall in no event be later than sixty (60) days following the last day of the Plan Year in which the Participant’s termination of employment occurs.”

(7)	Article VII, Section 7.3, is hereby amended to read as follows:

“7.3. Notwithstanding any other provision herein to the contrary, upon the effective date of a Change in Control or following the commencement of installment payments hereunder, as provided in Section 7.1 above, a Participant may elect at any time thereafter, on a form prescribed by the Committee, to accelerate the date on which payment of his benefit hereunder would otherwise be made. Upon such election, the amount to which such Participant is entitled shall be ninety percent (90%) of the vested benefit otherwise payable hereunder, which shall be distributed in one lump sum, in cash, as soon as administratively practicable following such election. The remainder of any amounts credited to such Participant’s Account in which he is otherwise vested shall be forfeited as of the date of such distribution. If, at the time of such election, the Participant is employed by the Company or an Affiliate (as, for example, in the case of a Change in Control), such Participant shall be prohibited from participating in the Plan for a period of twelve (12) months from the date on which he receives the accelerated distribution, and no amounts shall be credited to his Account pursuant to Sections 3.1, 3.2 or 3.3 hereunder with respect to such twelve (12) month period. The Participant may again elect to participate in the Plan as of the first full payroll period immediately following the last day of such twelve (12) month period by executing a new participation agreement within the time prior to such date established by the Committee.”